Exhibit 99.1

Ad-hoc Notice pursuant to Section 15 of the German Securities Trading Act

GPC Biotech AG enters into Business Combination Agreement with Agennix Incorporated and dievini Hopp BioTech holding GmbH & Co. KG/ Dr. Bernd Seizinger to leave Management Board

1. GPC Biotech AG (Frankfurt Stock Exchange: GPC, NASDAQ: GPCB) and Agennix Incorporated today announced that the two companies have signed a Business Combination Agreement under which they propose to merge their businesses. dievini Hopp BioTech holding GmbH & Co. KG, an investment company of Dietmar Hopp, co-founder of SAP, and one of the largest shareholders of GPC Biotech is also a party to the agreement. In the transaction, GPC Biotech is to merge onto a new German company, which will hold all of the shares of Agennix and a Euro 15 million cash contribution by dievini Hopp BioTech holding. The merger combines GPC Biotech's and Agennix's oncology pipelines, including Agennix's Phase 3 novel oncology therapy, talactoferrin, with the clinical development and financial resources of GPC Biotech and dievini Hopp BioTech holding. The agreement assumes a merger ratio resulting in an economic ownership in the new company as follows: Agennix shareholders (approximately 48.0%), GPC Biotech shareholders (approximately 39.3%), and approximately 12.7% being attributed to the cash contribution by dievini Hopp BioTech holding GmbH & Co. KG in the amount of Euro 15 million, which translates into a value of Euro 1.26 per share of GPC Biotech. This ratio is subject to review by an independent, court-appointed merger auditor.

The proposed merger requires the approval of the shareholders' meetings of both GPC Biotech and the new company. GPC Biotech plans to submit the merger to its shareholders for voting at a shareholders' meeting in the first half of 2009. Upon registration of the merger, the new company will be a publicly listed German stock corporation (AG).

In connection with the business combination agreement, GPC Biotech has made a $20 million (approximately Euro 15 million) loan to Agennix in the form of a senior secured convertible promissory note, bearing an interest rate of 12% per annum, to support the funding of clinical development of talactoferrin.

2. Further, GPC Biotech and Dr. Bernd Seizinger agreed that Dr. Seizinger will step down as a member of the management board of GPC Biotech (Chief Executive Officer) after the shareholder meeting that votes on the merger, but no later than June 30, 2009. It is intended that Dr. Seizinger will join the new company as a member of its Supervisory Board.

A search will be conducted for a new Chief Executive Officer for the combined entity. Friedrich von Bohlen, Ph.D., managing director of dievini Hopp BioTech holding, will serve as Interim CEO until a new CEO is appointed.

Martinsried/Munich, 18 February 2009

GPC Biotech AG

The Management Board

End of Ad Hoc Announcement

Conference call scheduled

A conference call will be held on February 18, 2009 at 9:00 AM Eastern time/15:00 CET to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. Slides accompanying the call will be available on the GPC Biotech Website. A replay will be available on the Web site following the live event. The dial-in numbers for the call are as follows:

Participants from Europe: 0049(0) 89 9982 99911

0044(0) 20 7806 1956

Participants from the U.S.: 1-718 354 1389

Please dial in 10 minutes before the beginning of the call.

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on developing anti-cancer drugs. The Company currently has two programs in clinical development: satraplatin, an oral platinum compound and RGB-286638, a multi-targeted protein kinase inhibitor. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary in Princeton, New Jersey. For additional information, please visit GPC Biotech's Web site at www.gpc-biotech.com.

About Agennix

Agennix, Inc. is a private biotechnology company developing a first-in-class molecule with activity in several types of cancer and in other indications with unmet medical needs. This molecule, talactoferrin, is a targeted dendritic cell recruiter and activator with a novel mechanism of action. Agennix has recently initiated Phase 3 development with oral talactoferrin in patients with non-small cell lung cancer. Other clinical trials with talactoferrin are underway or planned. Agennix retains all of the commercial and economic rights to talactoferrin for all indications worldwide. More information about Agennix is available on the Company's web site at www.agennix.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. There can be no guarantee that the merger with Agennix will be completed. We direct you to GPC Biotech's Annual Report on Form 20-F for the fiscal year ended December 31, 2007 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

For GPC Biotech

GPC Biotech AG

Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 (609) 524-5884 or +1 (609) 524-1025

usinvestors@gpc-biotech.com

Additional media contacts for GPC Biotech for Europe:

MC Services AG

Phone: +49 (0) 89 210 228 0

Raimund Gabriel

raimund.gabriel@mc-services.eu

Hilda Juhasz

hilda.juhasz@mc-services.eu

Additional investor contact for GPC Biotech for Europe:

Trout International LLC

Lauren Rigg, Vice President

Phone: +44 207 936 9325

lrigg@troutgroup.com

For Agennix

Rick Barsky

Chief Executive Officer

Agennix, Inc.

+1 (713) 552-1091

Dr. Atul Varadhachary

President & COO

Agennix, Inc.

+1 (713) 552-1091

Daniel Budwick - Media

BMC Communications Group

+1 (973) 271-6085

For dievini Hopp BioTech holding

Prof. Dr. Christof Hettich

dievini Hopp BioTech holding GmbH & Co KG

RITTERSHAUS Rechtsanwälte

+49 (0) 621 4256 208

Prof. Dr. Friedrich von Bohlen

dievini Hopp BioTech holding GmbH & Co KG

+49 (0) 6202 204 89 45